SEARS CANADA INC.

ANNUAL INFORMATION FORM

March 13, 2014

SEARS CANADA INC. – ANNUAL INFORMATION FORM

6. MARKET FOR SECURITIES	21
(a) Trading Price and Volume	21

7. DIRECTORS AND EXECUTIVE OFFICERS	21

(a) Board of Directors	21
(b) Executive Officers	24
(c) Ownership of Common Shares by Directors and Executive Officers	25
(d) Cease Trade Orders, Bankruptcies, Penalties or Sanctions	25
(e) Conflicts of Interest	26

8. LEGAL PROCEEDINGS	26

9. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	26

10. TRANSFER AGENT	27

11. MATERIAL CONTRACTS	27

12. EXPERTS	28

13. AUDIT COMMITTEE INFORMATION	28

(a) Audit Committee Charter	28
(b) Composition of the Audit Committee	28
(c) Pre-approval Policies and Procedures	29
(d) Auditors' Service Fees	29

14. ADDITIONAL INFORMATION	30

APPENDIX A	31

SEARS CANADA INC. – ANNUAL INFORMATION FORM

ANNUAL INFORMATION FORM

SEARS CANADA INC.

References in this Annual Information Form (“AIF”) to “Sears”, “Sears Canada” or “the Company” are to Sears Canada Inc. and its subsidiaries, unless the context requires otherwise.

Unless otherwise indicated herein, the information set out in this AIF is current to February 1, 2014, being the end of the Company’s most recently completed financial year (“Fiscal 2013”).

Certain sections of the Company’s 2013 Annual Management’s Discussion and Analysis (“2013 MD&A”) and the Company’s Management Proxy Circular dated March 13, 2014 (the “MPC”) are incorporated by reference in this AIF. The Company’s 2013 MD&A and MPC are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information in this AIF is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company's future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 2 “General Development of Business” and Section 3 “Description of the Business”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangements; the credit worthiness and financial stability of the Company’s licensees and business partners; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this AIF, and elsewhere in the Company's filings with securities regulators. The forward-looking information in this AIF, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

1.    CORPORATE STRUCTURE

(a)    Incorporation and Head Office

The registered and head office address of the Company is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada, M5B 2C3.

Sears Canada was incorporated under the laws of Canada by letters patent dated September 17, 1952 and was continued under the Canada Business Corporations Act by articles of continuance effective May 15, 1980. By articles of amendment effective May 31, 1984, the Company changed its name from Simpsons-Sears Limited to Sears Canada Inc. By articles of amalgamation dated January 1, 1994, December 29, 1996 and December 30, 1999, Sears Canada was amalgamated with various wholly-owned subsidiaries.

(b)    Intercorporate Relationships

The Company has numerous subsidiaries:

(i)
none of which has total assets exceeding 10 percent of the consolidated assets of the Company, or sales and operating revenues in excess of 10 percent of the consolidated sales and operating revenues of the Company; and

(ii)
which taken together, do not have assets exceeding 20 percent of the consolidated assets of the Company, or sales and operating revenues exceeding 20 percent of the consolidated sales and operating revenues of the Company.

2.    GENERAL DEVELOPMENT OF THE BUSINESS

Set out below is a discussion of the general development of the business of the Company over the last three years up until the date of the AIF.

(a)	Operational Reorganizations

In January 2014, the Company announced the modification of its store structure to improve efficiency and increase the effectiveness of the chain of communication between management and the store associate teams within its retail stores. The Company will primarily eliminate a mid-tier level of leads within its Full-Line stores, resulting in an average reduction of five associates per store. There will also be a re-alignment of the regional and head office structures to reflect the new store model, and also to improve efficiency in the Company’s other formats and to align with the size of the business.

The Company also announced in January 2014 that it is initiating a reorganization and simplification of its logistics organization intended to drive optimal performance by leveraging tools and technology that will streamline business processes.

In November, 2013, the Company announced that, following a comprehensive review of its repair services and parts businesses, it will be implementing a number of significant changes designed to improve efficiency, profitability and the overall customer experience. The changes are expected to take place within the fourth quarter of Fiscal 2013 and the first quarter of the fiscal year ending on January 31, 2015 (“Fiscal 2014”).

•
For the repair services, the Company will be shifting to using exclusively Sears-authorized contracted technicians in mid-markets. Due to their complexity and size, major markets will continue to be primarily serviced by Sears technicians, although the teams will be streamlined. There has also been a shift of in-warranty repair work on major appliances from Sears to its suppliers as is the industry standard.

•
For the parts division, sixteen existing stand-alone parts processing locations and a central processing centre in Belleville, Ontario will be consolidated into three major fulfillment centres located in Calgary, Alberta, Toronto, Ontario and Montreal, Quebec. Where a parts processing location is closing outside of these three cities, a parts counter will open in a nearby Sears location so that customers can continue to have local access.

(b)	Outsourcing Arrangements

Throughout Fiscal 2013, the Company announced outsourcing arrangements with various third-party service providers.

In January 2014, the Company announced that it had entered into an agreement with third party vendor IBM Canada Limited (“IBM”) to externally reassign the work currently performed at three internal Sears Customer Contact Centres. The move to a third party will enable the Company to realize significant capability upgrades which will result in better processes, controls and tracking and an overall improvement in the customer experience. The transfer of responsibility, designed to be seamless to customers, is to take place during Fiscal 2014.

During the second quarter of Fiscal 2013, the Company entered into agreements with third party suppliers to outsource some of the work currently performed by internal Sears resources in three areas: the Application Development and Application Management function in the Information Technology (“IT”) group, Finance and Accounting, and Payroll. The third party suppliers, IBM for IT and Wipro Limited (“Wipro”) for Finance, Accounting and Payroll, will provide an overall improvement in efficiency, allowing Sears to focus more on its core retailing business.

(c)	Sears Home Installed Products and Services Business

During the fourth quarter of the 53-week period ended February 2, 2013 (“Fiscal 2012”), Sears announced that it entered into a strategic alliance with SHS Services Management Inc. (“SHS”), an Installation Services Org. company whereby SHS was required to operate the Sears installed home improvements business, which includes HVAC (Heating, Ventilation and Air Conditioning) products, windows, doors, roofing, home décor, gas fireplaces, carpet and duct cleaning, and more.

In December 2013, SHS entered receivership. In January 2014, pursuant to an order of the Ontario Superior Court of Justice (Commercial List), PricewaterhouseCoopers Inc. was appointed receiver, without security, of all of the assets, undertakings and property of SHS. As a result of SHS entering into receivership, the Company no longer offers home improvement services as part of its Sears Home Services banner, other than repair services and parts, carpet and upholstery cleaning services and installation and assembly of products sold at Sears stores. The Company is working on viable business options for the future of its home improvement business.

(d)	Partial Spin-Off of Sears Holdings’ Interest in Sears Canada

On May 17, 2012 the Company announced Sears Holdings' plan to pursue a distribution, on a pro rata basis, to its shareholders, of a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings would retain approximately 51% of the issued and outstanding shares of Sears Canada. The distribution was made on November 13, 2012 to Sears Holdings' stockholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of the business on the record date entitled the holder to a distribution of 0.4283 Sears Canada common shares. In connection with the distribution, the Company files documents with the SEC.

(e)	Sale of Cantrex Group Inc.

During the first quarter of Fiscal 2012, the Company announced the sale of its Cantrex Group Inc. (“Cantrex”) operations to Nationwide Marketing Group, LLC. The Company will continue to maintain its ownership of Corbeil Electrique Inc. (“Corbeil”), which it acquired during its purchase of Cantrex in 2005. Refer to Note 30 “Sale of Cantrex Group Inc.” in the Fiscal 2013 notes to the consolidated financial statements for a description of the transaction.

(f)	Organizational Capability Initiative

Throughout Fiscal 2013, the Company continued to recruit and promote executive talent, including the appointment and promotion of a new President and Chief Executive Officer, an Executive Vice-President and Chief Financial Officer, Executive Vice-President and Chief Operating Officer and several senior executives. The Company continued with its strategy to organize the right talent by making changes to its management and senior leadership team.

(g)	Sustainability Efforts

The Company is continuing its sustainability efforts that encompass all areas of its business.

During Fiscal 2013, the Company launched a printer removal program to optimize the number of printers utilized at the retail support centre in order to reduce printing and conserve energy. Additionally, the Company launched print retention capabilities at the retail support centre and four national logistics centres, and reduced the amount of regularly printed hard copy reports produced and distributed out of the Company’s internal print shop through the promotion of on-demand printing. For a more detailed description of the Company’s “Live Green” initiatives, see Section 1(c) – “Company Performance – Corporate Social Responsibility of the Company’s 2013 first, second and third quarter MD&A’s.

During Fiscal 2012, the Company launched numerous initiatives to help Canadians choose more environmentally sustainable options, including the completion of the national re-lamping project, which resulted in the replacement of over 625,000 bulbs. This project was expected to provide energy savings of over 13 million kilowatt hours annually, which is enough electricity to power over one thousand homes for a year in Canada. For a more detailed description of the Company’s “Live Green” initiatives, see Section 1(b) - “Company Performance – “Live Green” Initiatives” of

the Company’s 2012 first quarter MD&A, Section 1(c) – “Company Performance – “Live Green” Initiatives of the Company’s 2012 second and third quarter MD&A’s, and the Fiscal 2012 MD&A.
During the 52-week period ended January 28, 2012 (“Fiscal 2011”), the Company launched the Million Dollar Energy Challenge to help Canadians save money with ENERGY STAR appliances. During the second quarter of Fiscal 2011, the Company won the Retail Sustainability Award at the Excellence in Retailing Awards celebration dinner held by the Retail Council of Canada.  The Company received the award for its "Live Green at Sears: Reducing Our Footprint…Helping Canadians Reduce Theirs" program that aims to reduce the Company's environmental footprint and help customers do the same. The award coincided with announcements about Sears Canada’s sustainability initiatives which took place during Canadian Environment Week, including one of the largest replacements of inefficient lighting ever undertaken.  There were also announcements about the recognition of the Company’s Calgary National Logistics Centre as an ISO 14001 facility.

(h)	Sears Travel
During Fiscal 2011, the Company finalized an exclusive, multi-year licensing arrangement with Thomas Cook Canada Inc. (“Thomas Cook”) (now known as TravelBrands Inc.), resulting in Thomas Cook overseeing the day-to-day operations of all Sears Travel offices and all independent agents, as well as the Sears Travel website.

(i)	Health and Wellness of Associates

During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Sears Canada introduced new programs designed to enhance the health, wellness and quality of life of its associates. The programs included discounts on fitness facilities across Canada, spa facilities, weight loss services, home and auto insurance, tax preparation services, basic household and personal care items through a network of pharmacies, transportation and vehicle discounts as well as discounts on a wide range of entertainment and attractions, sporting events, magazine subscriptions and more.

(j)	Strategic Initiatives

During Fiscal 2013, Sears remained focused on executing its business improvement strategy. The Company’s approach is focused on creating maximum value using three levers. The three levers associated with this strategy are: (i) Merchandising Value; (ii) Operating Efficiency Value; and (iii) Network Optimization Value. During Fiscal 2013, the Company implemented a number of significant changes, including revamping the Company’s private brands, such as Jessica®, Tradition®, Nevada® and Whole Home®, continuing with store refreshes and resets, and introducing new collaborations to promote and expand on current merchandise selection. Sears will continue with further initiatives to retain its competitive position within the Canadian retail landscape. Over the last three years, the Company has undertaken several strategic initiatives, as described below.

(i)	Merchandising Value

This lever is centered on establishing a focus on Sears value proposition that provides customers with a unique balance of quality, price, and service with offerings aimed at average Canadians. The Company’s buying and marketing strategies are designed to deliver the value proposition consistently across all products, stores and formats. The following strategic initiatives were undertaken by the Company and are consistent with this lever:

Fiscal 2013

•
Building on the successful launch of two refreshed Sears Home stores in Ancaster and Whitby, Ontario, in July 2013, Sears completed and opened a redesigned Sears Home store in Burlington, Ontario. The new store format offers Canada’s largest selection of customizable furniture and new brand offerings that help customers give their homes a unique and personal touch;

•
Introduced the Carter’s® family of baby and children’s wear brands to Sears. The well-loved Carter’s® and OshKosh B’gosh® labels feature thoughtful design details and quality craftsmanship, and make a great addition to “The Baby’s Room,” the nursery and infant accessories department at Sears;

•
Created additional “hero” categories with footwear, dresses, suits and home décor to drive consumers’ consideration to Sears when purchasing these products. In the first quarter of Fiscal 2013, Sears made progress in these categories, including the launch of a footwear digest; the introduction of Canada’s Best Dress shirt in the Men’s Suit Shop; and the launch of a new Whole Home® Serveware line;

•
Introduced a relationship with international supermodel and actress Bar Refaeli, who was positioned as the face of Sears private label Nevada® apparel beginning in Fall 2013. Refaeli’s introduction coincides with the launch of new Nevada brand denim designed by Buffalo International Inc. (“Buffalo”);

•	Celebrated its annual “Black Friday” promotion in stores and online at www.sears.ca to kick off the final month of the Holiday shopping season; and

•
Introduced Penningtons plus-size apparel in five stores in Fall 2013 and in catalogue for the first time in the general Spring/Summer 2014 catalogue which was distributed to customers’ homes around New Years Day.

Fiscal 2012

•
Announced three new alliances with the Aldo Group (“Aldo”), Buffalo and SHS. Aldo is considered an industry leader in footwear fashion design and manufacturing capability, and Buffalo's design and sourcing capability in denim-based apparel is intended to help the Company attract a new and younger customer;

•
Implemented a new strategy for toys, by moving the focus to online sales, in order to free up floor space previously dedicated to a category that was only a key focus area for three months of the year. The online approach was augmented with an in-store aisle program in the fourth quarter to display 15 of the best toys for the Holiday season;

•
Introduced “The Baby's Room,” the new nursery and infant accessories department, as part of the Kids Room children's area. In May 2012 Sears held a vendor tradeshow to 'baby-train' store associates from across Canada; on June 1, 2012 a public launch was held in Toronto featuring a seminar by parenting expert Nanny Robina;

•	Became the first Canadian retailer to earn the Parent Tested Parent Approved (PTPA) seal of approval from North America's largest parent tester community;

•	Launched an online points redemption system in Sears Financial for its five million plus card members - one of the first major retail loyalty programs in Canada to do so.

•
Launched the new Sears brand positioning, “Make every day a great day” on November 7, 2012. Sears developed and ran the new Holiday-themed TV commercial called “The Gift” with a background song called “Best Year” commissioned by Sears to represent the new brand. As of the end of January 2013, Sears had over 5,000 downloads of “Best Year” and over half a million views of “The Gift.” On Saturday December 15, 2012, Sears reinforced its dedication to customers and associates through its "Sears National Great

Day" event featuring Holiday festivities, giveaways and one-day deals at stores across Canada;

•
Published four editions of the LOOK! report which features fashion, beauty, and lifestyle trends and highlights the Company's newest products of the season. The releases were supported with in-store fashion shows, an exclusive evening event for Sears VIP customers, and smaller customer events in stores across the country;

•
Launched the 60th edition of the annual Wish Book, the Company's Christmas catalogue. This year's edition featured a commemorative cover that included images of every Wish Book published since our very first one 60 years ago in 1953. Over 3 million copies of the special edition Wish Book were distributed across Canada, featuring 736 pages of holiday gift ideas;

•
Waived the 2.5% foreign currency transaction charge on purchases made using Sears Financial™ MasterCard and Sears Financial ™ Voyage ™ MasterCard to renew its commitment to the 65% of Canadians shopping and travelling abroad annually;

•
Distributed over 15 different catalogues throughout Canada reaching up to approximately 2.9 million households. In addition, during Fiscal 2012, Sears Canada distributed 7 specially, targeted catalogues that are geared toward specific product and lifestyle themes (“Specialogues”) designed to offer more seasonally relevant merchandise to specific customers;

•
Continued to invest in store refreshes, with refreshes in Grande Prairie, Alberta and Nanaimo, British Columbia stores underway, building on the new store concept implemented in 2012, with the first round of refreshes in Barrie, Belleville, Newmarket and the Lime Ridge Mall in Hamilton stores and the second round of refreshes in Ville d'Anjou, St. Jerome, Oshawa and Sudbury stores. The refreshed store concept features improved presentation, wider aisles, streamlined offerings with new brands and a blend of items priced at both everyday value and at sale prices;

•
Unveiled the 78,000 sq. ft. Sears Home store at the Pinecrest Shopping Centre in Ottawa, housing the largest major appliance and mattress shops of any Sears location, an expanded selection of accent furniture, chairs and tables and new brands of furniture;

•	Opened four Corbeil stores in Sears initial Greater Toronto Area expansion plans for Corbeil. The Corbeil stores are located in Richmond Hill, Mississauga, Vaughan and Burlington;

•
Launched a shoppable iPad application that features the 60th anniversary Wish Book, and due to the positive response from customers, this application will serve as a permanent Sears iPad catalogue application, which will be updated throughout the year;

•	Invested in upgrading Sears.ca, the largest Canadian transactional retail website. Sears Canada revamped its bilingual website to improve functionality, navigation, and overall shopping experience;

•
Reaffirmed Sears role as a Canadian retailer dedicated to keeping Canadians shopping at home by extending its annual “Black Friday” promotion to run from Thursday, November 22 through Sunday, November 25 (through Monday, November 26 for major appliances, electronics, fitness and snow blowers). Sears brought Black Friday savings to Canadians with hundreds of items at specially marked prices backed by a price match guarantee;

•
Introduced the first products that meet Sears “Canada's Best” seal of approval criteria. The Canada's Best label will be assigned to an assortment of fashion and home products that meet required standards in quality, style and innovation. Products affixed with this label are intended to be desirable and offer customers clear value when compared to competitors' offerings; and

•
Introduced a hassle-free return policy that includes a satisfaction guarantee with every purchase: if not completely satisfied, customers can now exchange or return almost all products within 30 days, or 90 days if they use their Sears Financial credit cards.

Fiscal 2011

•
Focused on becoming more customer driven and marketing led by distributing product-specific flyers designed to offer more relevant apparel and accessories merchandise and developing analytical models leveraging customer segmentation research to drive a more targeted catalogue distribution;

•	Worked towards lowering the price on over 5,000 products including items in every store and in every department and concurrently introduced specially-priced must-have WOW items during Fiscal 2012;

•	Announced Jay Manuel as Creative Director of ATTITUDE® Jay Manuel and launched the inaugural collection at the LG® Fashion Week Beauty in Toronto;

•
Focused on winning market share in the mattress category through initiatives that included the promotion of brands such as Stearns & Foster® and Simmons® Beautyrest®, as well as the launch of luxury mattresses under the private label Sears-O-Pedic®;

•	Expanded the furniture selection including Deen and Thomasville TM Brands;

•
Created the Kids Room Program to improve the shopping experience in the areas of kids fashion, toys and home accessories and restructured its merchandising operations and introduced integrated teams to better coordinate planning, marketing, buying, allocation and finance functions;

•
Continued to invest in its online capabilities to improve the current users’ experience and engage new customers and demographics. Sears is committed to maintaining its reputation as a trusted Canadian retailer by focusing on customer privacy, security and satisfaction when shopping on Sears.ca;

•	Distributed 20 different catalogues throughout Canada reaching up to approximately 3.2 million households;

•	Distributed 17 Specialogues designed to offer more seasonally relevant merchandise to specific customers; and

•
Continued to enhance the Company’s national presence by growing its Hometown Dealer network through the conversion of catalogue agents into full Hometown Dealer stores with an expanded assortment of products and services, including gift registry, home improvement services, and an expanded selection of big ticket appliances and electronics. The Company converted 20 catalogue agent locations to Hometown Dealer stores in Fiscal 2011.

(ii)	Operating Efficiency Value

This lever centers on prudent expense management and identifying inefficiencies within the business. The Company will undertake right-sizing and outsourcing initiatives and modify business models when appropriate to ensure the size of the organization is aligned to the current volume of business. The Company undertook the following initiatives, consistent with this lever:

Fiscal 2013

•
Announced the future opening of a new state-of-the-art distribution centre located in Calgary, Alberta to handle small ticket customer orders placed through the Company’s Direct channel destined for homes in Western Canada as part of the Company’s initiative to improve customer service. The new facility will allow for faster processing and fulfillment of orders, and cut down on shipping times for most orders. To accommodate this new facility, Sears announced that it would close one of its aging distribution centre located in Regina, Saskatchewan;

•
Modified the Company’s store structure to improve efficiency and increase the effectiveness of the chain of communication between management and the store associate teams within the stores, eliminating primarily a mid-tier level of leads within the Company’s Full-Line stores;

•
Entered into an agreement with third party vendors IBM and Wipro to externally reassign work currently performed at three internal Sears Customer Contact Centres. The move to a third party will enable Sears to realize significant capability upgrades which will result in better processes, controls and tracking, and an overall improvement in the customer experience;

•
Following a comprehensive review of its Repair Services and Parts businesses, the Company implemented a number of significant changes designed to improve efficiency, profitability and the overall customer experience. In Repair Services, the Company will shift to using Sears-authorized contracted technicians in mid-markets, while major markets will continue to be primarily serviced by a streamlined team of Sears technicians. In the Parts division, sixteen existing stand-alone Parts processing locations and a central processing centre in Belleville, Ontario will be consolidated into three major fulfillment centres located in Calgary, Alberta, Toronto, Ontario and Montreal, Quebec. Where a Parts processing location is closed outside of these three cities, a Parts counter will open in a nearby Sears location; and

•
Announced that in connection with the these initiatives, Sears would reduce staff in its head office operation to align the Company’s support structure with the size and volume of the organization as well as take advantage of internal processes that have been recently implemented to improve efficiency.

Fiscal 2012

•
Created the Associate Advisory Council consisting of 21 individuals from across business lines and across Canada with the mandate to provide critical insight, perspective and counsel to senior management;

•
Unveiled the new team of Store Managers, District Managers and Category Specialists operating under a new structure in store operations and executed a large-scale associate move in the Company's Retail Support Centre designed to ensure physical organization aligns with work flow; and

•
Appointed Douglas Campbell Executive Vice-President and Chief Operating Officer of the Company, overseeing retail operations, logistics, replenishment, information technology and international sourcing, and leading the Company's undertaking to improve efficiency across the enterprise. Sears has made changes to its management team designed to lead the organization effectively through the transformation and help the Company achieve its operational and financial objectives.

(iii)	Network Optimization Value

This lever is about maximizing the return the Company receives through its assets such as real estate and non-core businesses. The Company will evaluate opportunities to monetize non-core assets when the market value of those assets exceeds the trading value, while looking for creative ways to optimize and unlock the value of the network such as through joint arrangements. The Company undertook the following initiatives, consistent with this lever:

Fiscal 2013

•
Entered into a binding agreement with Concord Pacific Group of Companies to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia. For additional information concerning this transaction, refer to Section 2(j)(i);

•
Announced and closed a transaction between the Company and Montez Income Properties Corporation to sell a 50% joint arrangement interest in eight properties Sears owns with The Westcliff Group of Companies. For additional information concerning this transaction, refer to Section 2(j)(i); and

•
Announced that it will terminate its leases on seven stores for total consideration of $591.0 million. Additionally, the Company also agreed to sell an option relating to a third store for financial consideration of $1 million. For additional information concerning this transaction, refer to Section 2(j)(ii).

(k)	Real Estate

(i)	Real Estate Joint Arrangement Operations

As at February 1, 2014, Sears had joint arrangement interests in 3 shopping centres across Canada. Joint arrangement interests range from 15% to 20% and are co-owned with Ivanhoe Cambridge Properties to develop and operate commercial properties (shopping malls).

During the third quarter of Fiscal 2013, the Company announced that it reached an agreement with Montez Income Properties Corporation to sell its 50% joint arrangement interest in eight properties the Company owned with The Westcliff Group of Companies for approximately $315 million. The transaction closed in January 2014. The properties involved were comprised of four regional shopping centres, two strip centres and two open-format centres.

During Fiscal 2013, the Company entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Project”). On June 7, 2013, Sears confirmed that it had submitted an application to the City of Burnaby regarding a proposed comprehensive mixed-use project including a new Sears store located on nine acres of the Company’s property on and adjacent to its store at that location. The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million, subject to adjustments, and the retention of Concord on customary terms to manage most facets of the development. The estimated cost to fully develop and build out the Project as contemplated is currently in excess of $1.0 billion.

On December 11, 2012, the Company announced the sale of its 40% ownership of the leasehold interest in Medicine Hat Mall in Alberta to the Company’s joint arrangement partner, Sleeping Bay Building Corp., and received net proceeds of $38.3 million

During Fiscal 2011, the Company sold its share of assets in the Chatham Centre for net proceeds of $1.6 million, recognizing a gain of $0.1 million on the sale.

(ii)	Real Estate Holdings

In the third quarter of Fiscal 2013, the Company terminated its leases in respect of five stores for a total consideration of $400 million. As at the date of the announcement by the Company, four of the five stores were owned by The Cadillac Fairview Corporation Limited (Cadillac Fairview) and are located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store is located at Richmond Centre in British Columbia and co-owned by Ivanhoé Cambridge and Cadillac Fairview. The transaction required Sears to vacate the Toronto Eaton Centre, Sherway Gardens and London-Masonville stores by February 28, 2014 and Markville and Richmond by February 28, 2015.

During the second quarter of Fiscal 2013, the Company entered into a series of transactions related to two stores within shopping centres co-owned by Oxford Properties Group and Alberta Investment Management Corporation (collectively, the “Co-Owners”). The transactions gave the Co-Owners the right to require Sears to vacate the stores by March 31, 2014 and provide for a total consideration of $191 million. The two Sears store locations are at Yorkdale Shopping Centre in Toronto and at Square One Shopping Centre in Mississauga. Additionally, Sears also agreed to sell an option relating to a third store located at Scarborough Town Centre to the Co-Owners for financial consideration of $1 million. The Co-Owners have five years to exercise the option on this property at a fixed total cost of $53 million.

In Fiscal 2013, the Company closed 28 Hometown Dealer stores, four Travel offices, and 66 catalogue merchandise pick-up locations. The Company also opened a Hometown Dealer store.

During Fiscal 2012, the Company returned three stores within shopping centres to the developer that owns and manages the centres, for financial consideration. The three Sears store locations were Vancouver Pacific Centre, Calgary Chinook Centre and Ottawa Rideau Centre. The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon its analysis of the potential returns from redevelopment. During the fourth quarter of Fiscal 2012, the company returned its store at Deerfoot Mall in Calgary, Alberta to the commercial real estate developer and landlord, for financial consideration. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012.

In Fiscal 2012, the Company closed 4 Full-line stores as a result of lease terminations that occurred during the first half of the year. The Company also closed 222 catalogue merchandise pick-up locations, 24 Hometown Dealer stores and 17 Floor Covering Centres.

In Fiscal 2011, the Company opened 20 Hometown Dealer stores and 3 catalogue merchandise pick-up locations. The Company also closed 3 Hometown Dealer stores, 3 Floor Covering Centres and 91 catalogue merchandise pick-up locations.

3.    DESCRIPTION OF THE BUSINESS

(a)	Company Overview

Sears is a multi-format retailer and, as of March 13, 2014, has a network that includes 176 corporate stores, 233 Hometown Dealer stores, 7 Sears Home Services showrooms, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at Sears.ca. Sears is committed to creating lifelong relationships built on trust.

(b)	Business Overview

The Company’s operations are focused on merchandising and include the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil stores, and its Direct (catalogue and internet) channel. It also includes service revenue related primarily to product repair. Commission revenues include travel, insurance, and performance payments which are mainly received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company partnered with Thomas Cook (now known as TravelBrands Inc. (“TravelBrands”)) in a multi-year licensing arrangement, under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. Licensee fee revenues are comprised of payments received from licensees that operate within the Company’s stores. The Company is a party to a number of joint arrangements which have been classified as jointly controlled entities for financial reporting purposes. These joint arrangements are jointly controlled by the venturers who are entitled to a share of the income or loss of the joint arrangement.

For a more detailed description of the Company’s business operations and performance, see Section 1 - “Company Performance” of the Company’s 2013 MD&A. Please also refer to Section 11 - “Risks and Uncertainties” of the Company’s 2013 MD&A for a discussion of certain of the risks and uncertainties inherent in the Company’s business.

(c)	Competitive Conditions

The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company’s competitors include traditional full-line department stores, discount department stores, wholesale clubs, ''big-box'' retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of our competitors could have a material adverse effect on our business, results of operations and financial condition.

The majority of the performance payments earned pursuant to the credit card marketing and servicing alliance with JPMorgan Chase are related to customers' purchases using the Sears Card and Sears MasterCard. The credit card industry is highly competitive as credit card issuers continue to expand their product offerings to distinguish their cards. As competition increases, there is a risk that a reduction in the percentage of purchases charged to the Sears Card and

Sears MasterCard may negatively impact the Company’s results of operations and financial condition.

Furthermore, fluctuations in the Canadian dollar presents additional challenges for Canadian retailers, as customers may be motivated to cross-border shop.

For a discussion of the other competitive conditions faced by the Company, see Section 11 - “Risks and Uncertainties” of the Company’s 2013 MD&A.

(d)	Intangible Properties

The Company has a license from Sears Roebuck to use the name “Sears” as part of its corporate name, as well as a license to use other brand names, such as Kenmore®, Craftsman®, and DieHard®. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Sears Roebuck trademarks used by the Company in Canada.

One of the Company’s most important strengths is the recognition and reputation of the Company’s private brands and exclusive relationships with many non-proprietary national brands. The Company’s private brands, which are available in Canada, include Jessica®, Nevada®, Whole Home®, Boulevard Club®, Tradition®, Protocol®, Alpinetek®, Pure NRG Athletics®, Attitude® and Distinction®. The Company believes that the trademarks owned or licensed to it enjoy considerable brand awareness in the Canadian market. The Company also owns a number of domain names which are used in its online business.

(e)	Cycles – Seasonality of Business

The Company’s operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues, as well as performance payments received from JPMorgan Chase, vary by quarter based upon consumer spending behavior. Historically, our revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, our fourth quarter results of operations significantly impacts our annual results of operations. Our fourth quarter results of operations may fluctuate significantly, based on many factors, including holiday spending patterns and weather conditions. In addition, we offer many seasonal goods and services. We set budgeted inventory levels and promotional activity to be in accordance with our strategic initiatives and expected consumer demand. Businesses such as the Company, that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

(f)	Economic Dependence

The Company relies on its right to use the “Sears” name, referred to in Section 3(d) – “Intangible Properties” of this AIF. This right is subject to termination by Sears Roebuck following a transitional period, determined by the Company, of up to seven years should Sears Roebuck reduce its indirect ownership interest in the Company to less than 25 percent.

(g)	Environmental Protection

The Company is currently remediating various locations throughout Canada where it operated gas bars, auto centres and a logistics facility. The extent of this remediation and the cost thereof has been estimated by third party consultants specifically where environmental standards have changed. Costs have also been determined, in some cases, where contracts are in place. Sears continues to monitor the cost of remediation and appropriately provides for this cost in its reserves.

For a discussion of the effects of environmental protection requirements on the Company, see Section 11 – “Risks and Uncertainties” of the Company’s 2013 MD&A.

(h)	Associates

Sears associates are a critical asset to the Company. Sears works to inspire its associates to be committed to great customer service by providing quality services, products and solutions that earn their trust and build lifetime relationships, so that Sears can continue to be one of Canada’s leading retailers.

Sears had an average of 10,165 full-time and 15,081 part-time associates for a total average of 25,246 associates in Fiscal 2013.

(i)	Social or Environmental Policies

The Company has established the following policies and procedures for the well-being of its associates, customers, visitors and contractors.

(i) Health and Safety Policy

The Company has established its Health and Safety Policy (“H&S Policy”) which sets out the guiding principles that all leaders, associates, contractors and vendors are required to follow in order to provide leaders, associates, contractors, vendors and customers with a safe and healthy work and shopping environment. Specifically, the H&S Policy states that leaders, associates, contractors and vendors must adhere to the applicable laws and regulations that apply to their work and that health and safety is everyone's responsibility under the Internal Responsibility System. The Company reviews the H&S Policy on an annual basis.

(ii) Employment Equity and Non-Discrimination

The Company’s Employment Equity and Non-Discrimination policy is designed to ensure that the Company’s employment policies, practices and procedures support its commitment to employment equity, non-discrimination and an inclusive work environment. Sears Canada’s commitment to employment equity aligns with its commitment to quality and is built into the Company’s recruitment, hiring and advancement practices. The Company believes that having the best candidate in every position, regardless of race, gender, ethnic or national origin, sexual orientation, religion, marital or family status, or other factors unrelated to a candidate’s ability to carry out his/her responsibilities, allows the Company to attract and retain the best associates from all segments of the population.

The Company has developed a number of policies and programs which are designed to identify and address hazards in the workplace thereby creating a safer environment for associates and customers. The Company’s zero tolerance approach and Respect in the Workplace and Violence Prevention policies are embedded in the Sears Canada Code of Business Conduct (the “Code”) and are examples of its commitment to maintaining a safe working and shopping environment for its customers and its associates.

(iii) Codes of Conduct

The Code applies to every officer and associate. The Code provides guidelines and sets out expectations regarding interactions with: customers, investors, governmental authorities, and suppliers of merchandise and services, and among associates. It also sets out the ethical values and standards of behaviour that apply to all of the Company’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records and compliance with the laws of all jurisdictions in which the Company conducts business.

The Directors of the Company are expected to abide by the Code of Conduct for the Board of Directors of the Company (the “Director Code”). The Director Code sets forth the general expectations of the Company for its Board of Directors, and describes standards of ethical behavior that each Director is expected to uphold.

(iv) Global Compliance Program Requirements

Sears is committed to conducting its business in Canada and abroad with a high standard of business ethics, in compliance with all applicable laws, and with regard for human rights and workplace standards. Sears expects its vendors to do the same, and has developed the Global Compliance Program Requirements (the “Compliance Program”), contractual requirements, and social compliance procedures intended to maximize vendor compliance with Sears requirements. The Compliance Program is in accordance with the Retail Council of Canada’s “Responsible Trading Guidelines” which focus on sourcing products and services in a fair and equitable manner both locally and internationally. The Compliance Program outlines the standards to which all Sears vendors, both domestic and foreign, as well as the subcontractors employed by those vendors, are required to adhere as a condition of doing business with Sears. The Compliance Program is printed in 26 languages and must be posted in the factories of the Company’s vendors, ensuring that the individuals it seeks to protect are able to read and understand it.

As part of the Compliance Program, the Company reviews the manufacturing facilities that produce both its private label products as well as third party branded products in the context of three criteria: (i) anticipated volume, (ii) brand, and (iii) location. The probability of a vendor audit increases with increases in anticipated volume. Many third party brands already have established compliance programs and conduct regular audits on their factories, and the Company requests that those brands provide details of their respective programs to ensure that they meet the minimum requirements of the Compliance Program. Vendors unable to provide audit program details are subject to the Company’s Compliance Program. The Company annually conducts an average of 1,000 audits. For the most part, the onsite audits have been outsourced to the Company’s parent company, Sears Holdings, with approximately 50-60% of all audits performed by their dedicated audit employees based throughout Asia (China, Cambodia, Malaysia, India, and Bangladesh). The remaining 40-50% of audits are performed by various independent third parties contracted and trained by Sears Holdings. The Company reviews all significant audits performed by Sears Holdings with respect to warnings, business relationship terminations, pending business relationship terminations, and any other significant issue such as child labour, major safety concerns, egregious violations, bribery or attempted bribery or denied access related to facilities used by the Company’s suppliers.

The Risk Oversight Committee of the Company, whose function is overseen by the Audit Committee and ultimately by the Board of Directors, reviews the risks and the functions of the Compliance Program and makes recommendations as appropriate.

(v) Ethics Hotline

The Sears Canada Ethics Hotline (the “Hotline”) was established to facilitate the confidential and anonymous reporting of suspected breaches of internal accounting controls, or other financial reporting matters, as well as actual or suspected violations of the Code. The Hotline, which is managed by an independent service provider, enables individuals to make reports anonymously, by telephone using the toll-free number 1-877-987-3277 or by reporting a concern electronically at www.clearviewconnects.com, in English or French, 24 hours a day, seven days a week. The Audit Committee of the Board of Directors is provided with a summary of the reports submitted to the Hotline on a quarterly basis.

(vi) Environmental Awareness

Sears recognizes that minimizing the adverse effects on the environment is both a corporate and business responsibility. Sears is committed to identifying opportunities for improvement with respect to the environment throughout all of its business channels. The Corporate Sustainability department assists all areas of the business to evaluate, create and modify business practices and assists Sears in maintaining environmental compliance with Federal and Provincial regulatory standards.

(vii) Sears in the Community – Charitable Initiatives

Being a responsible member of the communities in which the Company does business is important to Sears Canada. Working with its customers and associates across Canada, the Company raises funds and invests in partnerships with local and national charitable organizations that help better Canadian communities.

For over sixty years, the Company has been supporting both national and local community-based initiatives through its investment in non-profit organizations. The Company has two main mandates for which funds are raised: children's education (with an emphasis on after-school programs) and children's health (with an emphasis on the fight against childhood cancer).

After-School Programs

After-school programs include relationships with organizations that have a positive impact on children outside of school hours. Sears Canada has partnerships with organizations such as the Boys and Girls Clubs of Canada, 4-H, Scouts Canada and Girl Guides of Canada which help children develop and reach their full potential. In addition, initiatives such as the Sears Drama Festival and the Sears Canadian High School Design Competition also lead to the healthy development of Canadian Youth.

Childhood Cancer

Children’s cancer fundraising provides for much needed research, support for families and community awareness about the primary cause of non-accidental death among children in Canada. Sears works with children's hospitals across the country and helps to raise funds to provide the special care required for children living with cancer as well as much needed research in the field of pediatric oncology. As an example, the Sears Canada Charitable Foundation provides funding for the Sears Cancer Clinic at the Hospital for Sick Children in Toronto. Since 2008, the Company has sponsored the Sears National Kids Cancer Ride where cyclists travel over 7,000 km from Vancouver to Halifax, being welcomed by Canadians as they stop at Sears Canada locations along the way. The ride is conducted by the Coast to Coast Against Cancer Foundation. Two additional regional events to also help raise funds and awareness for the childhood cancer cause are the Sears Great Canadian Chill polar bear dips and the Sears Great Canadian Run relays. In Québec, the Company enjoys a special relationship with Operation Enfant Soleil, an organization which raises funds for the province's four pediatric hospitals.

(j)	Purchasing and Distribution

(i) Purchase of Merchandise

The sourcing and purchase of goods sold by the Company is conducted at its head office in Toronto, Ontario by the merchandise buying and corporate procurement teams. The Company purchases its merchandise from approximately 2,300 domestic and international suppliers, many of which have long-standing relationships with the Company. Sears works closely with its suppliers in marketing, research, design and development, production standards and production planning.

For the majority of its merchandise purchased on a direct import basis, Sears Canada utilizes the international merchandise purchasing services of Sears Holdings. Sears Holdings may provide assistance to the Company with respect to monitoring and facilitating the production and inspection of imported goods, as well as the co-ordination of shipments and the payment to suppliers.

Although the Company’s business is not substantially dependant on any one supplier, its relationship with certain suppliers is of significance to the Company’s merchandising strategy, including attracting customers to its locations, cross segment sales and image. The Company is dependent upon a significant amount of products that originate from non-Canadian markets.

The majority of the Company’s merchandise bought on a direct import basis is purchased in U.S. currency. As a result, exchange rate fluctuations between the Canadian and U.S. dollars may pose a risk to the Company’s expected Canadian equivalent cost of U.S. dollars. In order to minimize the cost of its U.S. dollar requirements, the Company may use foreign currency forward or option contracts to hedge the exchange rate risk.

(ii) Distribution

Sears operates six distribution centres strategically located across the country. The total area of these facilities is approximately 6.3 million square feet.

All merchandise sold through the Corporate Store (Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses stores) and Direct (catalogue and internet) Channels are distributed from the Company’s six distribution centres. The Company’s distribution centres are located in Montreal, Québec, Vaughan and Belleville, Ontario, Regina, Saskatchewan, Calgary, Alberta and Port Coquitlam, British Columbia.

The Company’s wholly-owned subsidiary, S.L.H. Transport Inc. (“SLH”), transports merchandise to stores, catalogue merchandise pick-up locations and direct to customers. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears.

(iii) Services

Home Improvements – Includes carpet and upholstery cleaning services and installation and assembly of products sold at Sears stores.

Product Repair Services – Includes servicing of Kenmore appliances and national brands for in-warranty service as well as items covered under a Sears Protection Plan and cash calls (paid labour for any appliance).

Protection Agreements – Includes monthly, single, or multi-year coverage on major appliances, electronics, vacuums, lawn and garden, fitness, HVAC, as well as accident protection for furniture and mattresses.

(iv) Risks

The Company’s performance may be adversely impacted by the risks that are associated with the sourcing and delivery of merchandise including potential economic, social and political instability in jurisdictions where suppliers are located, increased shipping costs, potential transportation delays and interruptions, adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products, quotas, and the imposition and collection of taxes and duties.

(k)	Risk Factors

For a discussion of the risks relating to the Company, see Section 11 - “Risks and Uncertainties” of the Company’s 2013 MD&A.

Sears Canada has a risk oversight subcommittee (“ROC”) which is responsible for identifying, assessing and monitoring the principal risks of the Corporation and ensuring that management has a structured process in place for managing, mitigating and controlling those risks as set out in its charter. The ROC periodically reports to the Audit Committee. The ROC meets as needed and the Chief Financial Officer serves as chair for these meetings. The ROC has the authority to engage external experts, if necessary.

4.    DIVIDENDS

In December 2013, the Company distributed $5.00 per common share, amounting to approximately $509 million, as an extraordinary cash dividend to its shareholders. Payment of the dividend was made on December 6, 2013.

During the fourth quarter of Fiscal 2012, the Company distributed approximately $102 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $1.00 per common share was made on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

In 2006, Sears Canada announced that it would discontinue the practice of paying quarterly dividends.

The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, among other options, the payment of dividends.

5.    GENERAL DESCRIPTION OF CAPITAL STRUCTURE

(a)    Authorized Capital

The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”).

(b)    Common Shares

As at March 13, 2014, Sears had 101,877,662 common shares issued and outstanding, which are listed for trading on the Toronto Stock Exchange (“TSX”).

The holders of common shares are entitled to vote at all meetings of the shareholders of the Company, except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the dividend entitlements of the holders of the Class 1 Preferred Shares of the Company, if any. After payment to the holders of the Class 1 Preferred Shares of the Company of the amount to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up thereof.

(c)    Class 1 Preferred Shares

There are currently no Class 1 Preferred Shares outstanding.

For a detailed description of the rights, privileges, restrictions and conditions of the Class 1 Preferred Shares, please refer to the Articles of Amalgamation of the Company dated December 30, 1999, which are filed on SEDAR at www.sedar.com and the SEC website at www.sec.gov.

(d)    Ratings

The Company’s corporate credit rating is influenced by the financial position of Sears Holdings, the Company’s controlling shareholder, and may not reflect the independent credit risk profile of Sears Canada. On August 17, 2011, DBRS Limited discontinued its rating of Sears Canada at the request of the Company. On January 10, 2014, Moody’s Investors Services, Inc. adjusted the Sears Holdings corporate family credit rating to Caa1 from B3. On January 5, 2012, Standard & Poor’s adjusted Sears Holdings credit rating downward to CCC+ from B, and no further adjustments have been made since that date. These non-investment grade credit ratings may limit the Company’s future access to capital markets or adversely affect the Company’s cost of borrowing.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. The Company cannot assure you that Sears Holdings’ credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding Sears Holdings’ securities or its securities.

6.    MARKET FOR SECURITIES

(a)    Trading Price and Volume

The outstanding common shares of the Company are listed on the TSX under the trading symbol “SCC”. The following table sets forth, for the periods indicated, the high and low closing prices of the common shares on the TSX and the number of shares traded on the TSX for Fiscal 2013:

Calendar Month	High($)	Low($)	Volume traded
February 2013	9.87	8.85	33,112
March 2013	9.91	8.98	18,639
April 2013	9.98	9.08	49,235
May 2013	10.19	8.84	85,452
June 2013	11.34	8.93	310,934
July 2013	13.45	10.83	54,987
August 2013	13.67	11.70	27,499
September 2013	12.74	11.70	325,939
October 2013	14.65	12.40	32,211
November 2013	19.38	14.12	156,140
December 2013	19.33	12.81	65,101
January 2014	13.19	11.03	36,204

7.    DIRECTORS AND EXECUTIVE OFFICERS

(a)    Board of Directors

Directors are elected at each annual meeting of shareholders and hold office until the Company’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Board of Directors has four Committees: Audit, Human Resources and Compensation, Nominating and Corporate Governance, and Investment. As at the date hereof, the names, province or state and country of residence of the directors of the Company, their respective principal occupations and the year in which they were each elected as directors are set out in the following table.

DIRECTORS
Name, Province or State, and Country of Residence	Principal Occupation	Director Since
William C. Crowley [2,3] New York, U.S.A. Chairman of the Board	Chief Executive Officer Àshe Capital Management, LLC (private investment firm)	March 2005
Douglas Campbell Ontario, Canada	President and Chief Executive Officer Sears Canada Inc. (company in the retail business)	September 2013
William R. Harker [2,3] New Jersey, U.S.A. Vice-Chairman of the Board	President Àshe Capital Management, LLC (private investment firm)	November 2008
R. Raja Khanna [1,4] Ontario, Canada	Chief Executive Officer Blue Ant Media Inc. (media-related company)	October 2007
James McBurney [1,4] London, United Kingdom	Corporate Director	April 2010
Deborah E. Rosati [1,2,4] Ontario, Canada	Corporate Director and Advisor	April 2007
Donald C. Ross [1,2,4] Ontario, Canada	Senior of Counsel Covington & Burling LLP (law firm)	May 2012
H Ronald Weissman[1] Texas, U.S.A.	Corporate Director	November 2013

1 Member of the Audit Committee
2 Member of the Human Resources and Compensation Committee
3 Member of the Investment Committee
4 Member of the Nominating and Corporate Governance Committee

The following is a summary of the principal occupations, for at least the last five years, of the directors of the Company:

1.
William C. Crowley is the Co-Founder of Àshe Capital Management, LLC and has served as its Chief Executive Officer since April 2013. From January 1999 through May 2012, Mr. Crowley served as President and Chief Operating Officer of ESL Investments, Inc., a private investment firm. He served as Executive Vice-President of Sears Holdings from March 2005 until January 2011 and as Chief Administrative Officer of Sears Holdings from September 2005 until January 2011. He also served as the Chief Financial Officer of Sears Holdings from March 2005 until September 2006 and from January 2007 until October 2007.

2.
Douglas Campbell was appointed President and Chief Executive Officer of the Company in September 2013. From November 2012 to September 2013, Mr. Campbell held the position of Executive Vice-President and Chief Operating Officer of the Company. Prior

to this role, and during the period of March 2011 to November 2012, Mr. Campbell held various senior level positions with the Company, including Executive Vice-President, Merchandising, Home and Hardlines, Major Appliances and Electronics, Senior Vice-President, Major Appliances and Vice-President, Major Appliances and Electronics. Before joining Sears Canada, Mr. Campbell was a Principal at Boston Consulting Group from 2005 to March 2011.

3.
William R. Harker is the Co-Founder of Àshe Capital Management, LLC and has served as its President since April 2013. Mr. Harker previously held the position of principal of The Harker Group LLC, a consulting firm which he founded in August 2012. From February 2011 until June 2012, Mr. Harker was the Executive Vice-President and General Counsel of ESL Investments, Inc. Mr. Harker joined Sears Holdings as Vice-President and Chief Counsel in September 2005 and became Vice-President, Acting General Counsel and Corporate Secretary in January 2006. In April 2006, Mr. Harker was appointed Senior Vice-President, Acting General Counsel and Corporate Secretary. He served as Sears Holdings’ General Counsel and Corporate Secretary from December 2006 to May 2010 and also served as its Senior Vice-President, Human Resources, from February 2008 to August 2009. Mr. Harker serves as Chairman of the Board of Sears Hometown and Outlet Stores Inc.

4.
R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004. Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue Ant Media Inc.

5.
James McBurney is currently a non-executive director of Ruspetro PLC. From July 2012 to April 2013, Mr. McBurney was the Chief Executive Officer of White Tiger Gold Ltd. and from September 2010 to July 2012, Mr. McBurney was the Chief Executive Officer of HCF International Advisers Limited. Prior to holding this position, Mr. McBurney was a private investor who was focused on the metals and mining sector. From 2005 to 2008, Mr. McBurney was the Chief Executive Officer of JNR (UK) Limited.

6.
Deborah E. Rosati, FCPA, FCA, ICD.D is a Corporate Director and Advisor focused on corporate governance and corporate strategy for emerging companies. From 2001 to March 2012, Ms. Rosati was the president of RosatiNet, Inc., a management consulting firm. Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently the chair of the Board of Karma Athletics Ltd. and a member of the board of directors of the National Ballet School of Canada.

7.
Donald C. Ross is Senior of Counsel at Covington & Burling LLP and has held this position since September 2013. Prior to this role, Mr. Ross was a Partner with Osler, Hoskin & Harcourt LLP, having held that position since June 1988.

8.
H Ronald Weissman is a Corporate Director. Mr. Weissman has served as a director of Encore Capital Group, Inc. since July 2009, and as Chairman of the board of directors of the Federal Home Loan Bank’s Office of Finance since August 2009 and as Chairman of its Audit Committee from September 2009 through September 2012. From May 2002 until June 2009, Mr. Weissman served as a Senior Partner with Ernst & Young LLP, where he was a member of the Financial Services Office and also served as the leader for the Office of the Chairman Accounts for the Americas International Financial Reporting Standards (IFRS) Network. Prior to joining Ernst & Young LLP in 2002, Mr. Weissman spent 32 years at Arthur Andersen LLP, where he served as an Andersen Worldwide SC partner from 1981 to 2002.

(b)    Executive Officers

As at the date hereof, the names, province or state and country of residence of the senior leaders of the Company, and their respective principal occupations are set out in the following table. The individuals identified below with an asterisk are officers of the Company.

Name, Province or State, and Country of Residence	Title
Douglas Campbell* Ontario, Canada	President and Chief Executive Officer
E.J. Bird* Texas, U.S.A.	Executive Vice-President and Chief Financial Officer
Klaudio Leshnjani* Ontario, Canada	Executive Vice-President and Chief Operating Officer
Clint Gaudry Ontario, Canada	Vice-President, Marketing
Salim Maherali Ontario, Canada	Interim Senior Vice-President, Direct
Danita Stevenson Ontario, Canada	Senior Vice-President, Apparel and Accessories

The following is a summary of the principal occupations, for at least the last five years, of the senior leaders of the Company.

1.	Refer to Section 7(a)(2).

2.
E. J. Bird is currently the Executive Vice-President and Chief Financial Officer of the Company and assumed this position in June 2013, shortly after being appointed Interim Chief Financial Officer in March 2013. From May 2006 to November 2013, Mr. Bird served as a Director on the Company’s Board. Prior to these appointments, Mr. Bird was a private investor. Mr. Bird is also the President of Overflow Ministries, a not-for-profit organization, and has held this position since 2003. Mr. Bird served as an analyst for Levine Investments from 2002 to 2010 and as Chief Financial Officer of ESL Investments, Inc. from 1991 to 2002. Mr. Bird is a director of Sears Hometown and Outlet Stores Inc.

3.
Klaudio Leshnjani is the Executive Vice-President and Chief Operating Officer of the Company and continues to maintain a legal counsel role with the Company. Prior to this role, Mr. Leshnjani held several executive level positions with the Company, including Executive Vice-President, Chief Administrative Officer and General Counsel, Executive Vice-President, Financial and Home Services, Human Resources, General Counsel and Corporate Communications and Senior Vice-President and General Counsel. Since

2012, Mr. Leshnjani has also been teaching Business Law at Ryerson University in Toronto, Canada.

4.
Clint Gaudry is the Vice-President, Marketing and assumed this role in February 2014. Prior to this position, Mr. Gaudry was the Vice-President, Merchant Marketing of the Company from January 2011 to January 2014. From January 1999 to January 2011, Mr. Gaudry held the position of Creative/Brand Director at the Hudson’s Bay Company.

5.
Salim Maherali is the Interim Senior Vice-President, Direct of the Corporation and assumed this position in March 2013. Prior to this role, Mr. Maherali was Vice-President, Strategy and Central Merchandising Support from August 2012 to February 2013. Prior to joining the Corporation, Mr. Maherali was a Partner at Expensave Canada Inc. from January 2011 to July 2012, an Associate Partner at McKinsey & Company from December 2009 to January 2011 and an Engagement Manager at McKinsey & Company from December 2007 to November 2009.

6.
Danita Stevenson is the Senior Vice-President, Apparel and Accessories and assumed this position in January 2014. Prior to this role, Ms. Stevenson held the position of Senior Vice-President, Apparel from October 2013 to January 2014. Ms. Stevenson joined the Company in January 2013 as the Senior Vice-President, Private Brands, Dresses and Outerwear. Prior to these roles, Ms. Stevenson held the positions of Senior Vice-President from May 2012 to January 2013 and Vice-President/General Merchandise Manager from May 2010 to May 2012 at the Hudson’s Bay Company. From October 2005 to February 2010, Ms. Stevenson was a Divisional Merchandise Manager at Walmart Canada Corp.

(c)    Ownership of Common Shares by Directors and Executive Officers

As at March 13, 2014, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 12,678 common shares, representing less than 1% of the Company’s issued and outstanding common shares.

(d)    Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, except as hereinafter described, no director or executive officer of the Company is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in that capacity, or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the director or executive officer.

In June 2013, Orchard Supply Hardware Stores Corporation (“OSH”), and its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the district of Delaware. William C. Crowley served as a director of OSH and resigned prior to June 2013.

In 2009, the shareholders of JNR (UK) Limited, a company of which James McBurney was chief executive officer, voluntarily liquidated the company with enough assets to pay all creditors in full.
On August 8, 2006, a cease trade order (the “Order”) was issued by the Ontario Securities Commission against SHLD Acquisition Corp. (“SHLD”), a wholly-owned indirect subsidiary of Sears Holdings, in connection with its offer to purchase any and all of the outstanding common shares of the Company, other than common shares already held by SHLD and its affiliates, for $18.00 per share (the “Offer”). The Order prohibited SHLD from taking up and paying for common shares deposited under the Offer until certain disclosure with respect to the Offer was made, including disclosure regarding certain common shares being excluded from the calculation of the majority of the minority approval required in connection with a proposed subsequent acquisition transaction. Pursuant to a Notice of Variation and Change in Information dated November 16, 2006, SHLD amended the Offer to comply with the terms of the Order. The Offer expired on November 27, 2006. The Order applies to any other offer that may be made for common shares of the Company by Sears Holdings, or any affiliate thereof, with respect to the common shares held by certain shareholders of the Company. William C. Crowley, Chairman of the Board, and William R. Harker, Vice-Chairman of the Board are former directors of SHLD.

(e)    Conflicts of Interest

To the knowledge of Sears, no director or executive officer of the Company has an existing or potential material conflict of interest with Sears or any of its subsidiaries.

8.    LEGAL PROCEEDINGS

For a description of the legal proceedings, see Section 11 - “Risks and Uncertainties” of the Company’s 2013 MD&A.

9.    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of Sears, (i) no director or executive officer of the Company, (ii) Sears Holdings or any other person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company and, (iii) any of their respective associates or affiliates has or had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years, or during the current financial year, or in any proposed transaction, that has materially affected or will or would materially affect Sears.

10.    TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Sears is CST Trust Company, with offices in Toronto, Ontario and Montreal, Québec.

Answerline:      (416) 682-3860
1-800-387-0825

Website:      www.canstockta.com
Email:      inquiries@canstockta.com

11.    MATERIAL CONTRACTS

The following contracts are considered to be material to the Company. Those contracts that were entered into in the ordinary course of business and which do not satisfy the requirements for disclosure have not been included below:

(a)
Program Agreement. The Program Agreement, dated November 15, 2005, made between Sears Canada and Sears Canada Bank and JPMorgan Chase which governs the long-term marketing and servicing alliance relating to the Sears Card and Sears MasterCard credit cards. Under the alliance, the Company receives performance payments from JPMorgan Chase based on a percentage of sales charged to the Sears Card and Sears MasterCard, new account generation, processing of account payments and a percentage of sales of additional financial products by JPMorgan Chase to Sears Card and Sears MasterCard holders.

(b)	Credit Agreement. The Credit Agreement, dated September 10, 2010, made between Sears Canada and a syndicate of lenders and amended in August 2012.

(c)
Licenses. The Company has a royalty-free license from Sears Holdings to use the name “Sears” as part of its corporate name, as well as a royalty-free license to use other brand names, such as Kenmore®, Craftsman®, and DieHard®. The Company relies on its right to use the “Sears” name, and this right may be terminated by Sears Holdings should Sears Holdings reduce its indirect ownership interest in the Company to less than 25% or in the case of a bankruptcy or insolvency of, or an assignment for the benefit of creditors by, Sears Canada. The Company’s license to use other brand names may be terminated by Sears Holdings following a transitional period, determined by Sears Canada, of up to seven years after Sears Holdings reduces its indirect ownership interest in the Company to less than 25%. During the last four years of such transition period, the Company would be required to pay Sears Holdings a royalty with respect to the use of such brand names determined at the lesser of fair market value and the lowest rate which will provide Sears Canada an incentive to phase out the use of such brand names.

Except as disclosed immediately above, contracts that were entered into by the Company before January 1, 2002 are not disclosed.

The above agreements are available on SEDAR at www.sedar.com and the SEC website at www.sec.gov.

12.    EXPERTS

The Company's consolidated financial statements for the years ended February 1, 2014 and February 2, 2013 have been audited by Deloitte LLP. Deloitte LLP is independent of the Company as required by the Canadian Institute of Chartered Accountants and the respective provincial institutes, and the rules of the Public Company Accounting Oversight Board (United States).

13.    AUDIT COMMITTEE INFORMATION

(a)    Audit Committee Charter

Please see Appendix A for the complete text of the Audit Committee Charter.

(b)    Composition of the Audit Committee

Following E.J. Bird’s appointment as Interim Chief Financial Officer of the Company in March 2013, the Audit Committee of Sears was composed of the following three members: R. Raja Khanna, James McBurney and Deborah E. Rosati. In May 2013 and November 2013, Donald C. Ross and H Ronald Weissman commenced their membership on the Audit Committee. As of the date hereof, the members of the Audit Committee are as follows: Deborah E. Rosati (Chair), R. Raja Khanna, James McBurney, Donald C. Ross and H Ronald Weissman.

Each member of the Audit Committee is independent and financially literate as required by National Instrument 52-110 - Audit Committees, as amended, of the Canadian Securities Administrators (“NI 52-110”). In assessing financial literacy, the Board refers to the definition contained in NI 52-110.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Committee.

Deborah E. Rosati holds a Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant and certified Director, ICD.D (2008). Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations. Ms. Rosati is a corporate director and previously founded her own venture catalyst firm from 2001 to 2007. Prior to this position, Ms. Rosati was a general partner of the venture capital firm Celthic House. Ms. Rosati was also the Chief Financial Officer of TimeStep Corporation. Ms. Rosati is a member of the Chartered Professional Accountants of Canada, Chartered Professional Accountants of Ontario and the Institute of Corporate Directors.

R. Raja Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto. Mr. Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. Mr. Khanna is also the co-founder of QuickPlay Media Inc., a mobile video company, of which he served as Chief Marketing Officer from 2004 until 2007.

James McBurney holds a Masters in Business Administration degree from Harvard Business School and a Bachelor of Arts degree cum laude from Yale College. Mr. McBurney previously held the position of Chief Executive Officer at White Tiger Gold Ltd. and held the same position at HCF International Advisers Limited and at JNR (UK) Limited. Prior to holding the Chief

Executive Officer role at HCF International Advisers Limited, Mr. McBurney was a private investor who was focused on the metals and mining sector.

Donald C. Ross holds a Bachelor of Laws degree from Osgoode Hall Law School, a Master in Science (Economics) degree from the London School of Economics and a Bachelor of Arts degree from the University of Toronto. Mr. Ross currently holds the position of Senior of Counsel at Covington & Burling LLP, where he practices law in the areas of Corporations, Securities and Capital Markets, Corporate Governance and Mergers and Acquisitions.

H Ronald Weissman brings a wealth of financial knowledge to the Audit Committee, having amassed considerable experience working with various financial services companies and obtaining a deep expertise in the complex accounting principles applicable to those companies. Mr. Weissman holds a Masters of Business Administration degree from the Columbia Graduate School of Business and a bachelor’s degree from New York’s Union College. Mr. Weissman is a Certified Public Accountant and holds an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

(c)    Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the approval of all services rendered by the external auditors of the Company. As part of its mandate, the Audit Committee regularly examines the scope of all of the services provided by Deloitte LLP. This policy outlines the services which are audit and audit related, non-audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the external auditors shall not exceed 50% of the total audit and audit related fees per annum without the pre-approval of the Audit Committee.

(d)    Auditors’ Service Fees

Fees paid to Deloitte LLP in Fiscal 2013 and Fiscal 2012 were as follows:

External Auditor Service Fees	Fiscal 2013	Fiscal 2012
Audit Fees[1]	$2,445,243	$2,649,194
Audit-Related Fees[2]	$57,780	$56,710
Tax Fees[3]	$24,000	Nil
All Other Fees[4]	$332,132	$39,189
Total	$2,859,155	$2,745,093

[1]
Includes fees for professional services provided in conjunction with the audit of the Corporation’s financial statements, review of the Corporation’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

[2]	Includes fees for assurance and related professional services primarily related to the audit of associate benefit plans.

[3]	Includes fees for professional services provided related to tax compliance, tax planning, and other tax advice.

[4]
All other fees, if any, consist of permissible work performed by Deloitte LLP which is not included in the categories above. For Fiscal 2013, the other fees were in respect of an assessment of the Company's warehouse management system. Deloitte LLP was selected through a request for proposal process. Management and the Audit Committee concluded that these services provided by Deloitte LLP were not restricted services, and implemented monitoring safeguards to ensure independence was maintained.

14.    ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans, are contained in the Company’s MPC. Additional financial information is provided in the Company’s consolidated financial statements and 2013 MD&A for the year ended February 1, 2014.

Copies of these documents are available upon request from the Office of the Secretary of the Company and may be found on SEDAR at www.sedar.com and the SEC website at www.sec.gov.

APPENDIX A

AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
SEARS CANADA INC.

CHARTER
(amended and restated as of February 25, 2014)

1.	DEFINITIONS

In this Charter the following terms have the meaning set out below:

“Affiliate” means the relationship of bodies corporate where one body corporate is the subsidiary of the other or each of them is a subsidiary of the same body corporate or is controlled by the same person;

“Board” means the Board of Directors of the Corporation;

“Chair” means the chair of the Committee;

“Chief Executive Officer” or “CEO” means the Chief Executive Officer and/or the President of the Corporation or the individual holding the highest executive function of the Corporation appointed by the Board;

“CFO” means the Chief Financial Officer of the Corporation appointed by the Board;

“Committee” means the Audit Committee established by the Board;

“Corporation” means Sears Canada Inc.;

“Director” means an individual elected to the Board by shareholders of the Corporation, or appointed to and by the Board;

“External Audit Services Policy” means the policy, attached hereto and forming part of the Charter of the Committee, regarding the services provided by the External Auditor;

“External Auditor” means the external auditor appointed by the shareholders of the Corporation;

“Financially Literate” means the requirements of financial literacy as defined in National Instrument 52-110 Audit Committees, as amended, and includes, without limitation, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements;

“Independent Director” means a Director who meets the requirements of independence as defined in National Instrument 52-110 Audit Committees, as amended, and includes, without limitation, a Director who has no direct or indirect material relationship with the

Corporation or any of its Affiliates, that is, a relationship which could, in the view of the Board, reasonably interfere with the exercise of the Director’s independent judgement;

“Member” means an Independent Director appointed to the Committee by the Board; and

“ROC” means the Risk Oversight Committee of the Corporation, whose purpose is to identify, assess and monitor the principal risks of the Corporation and ensure that management has a structured process in place for managing, mitigating and controlling those risks.

2.    PURPOSE

The purpose of the Committee is to assist the Board in its oversight of:

(a)	the integrity of the Corporation’s financial reporting;

(b)	the independence, qualifications, appointment and performance of the External Auditor;

(c)	the mandate and performance of the Corporation’s internal audit department; and

(d)	management responsibility for reporting on internal controls.

3.	STRUCTURE

(a)	The Committee shall be composed of three or more Members.

(b)
Members shall hold office from the time of their appointment until the earlier of their removal or resignation from the Committee and the conclusion of the next annual general meeting of shareholders of the Corporation.

(c)	One of the Members shall be appointed by the Board as the Chair.

(d)	Unless otherwise determined by resolution of the Board, the Secretary of the Board shall be the Secretary of the Committee. The Secretary of the Committee shall maintain the records of the Committee.

(e)    Every Member shall be Financially Literate.

(f)    No Member may accept directly or indirectly any fees from the Corporation or any of its affiliates other than remuneration for acting as a Member, Director or a member of any other committee of the Board. For greater certainty, no Member or the organization of which he or she is an employee, owner or partner shall accept any consulting, advisory or other compensatory fee from the Corporation.

(g)    The Committee shall establish its own procedures, including the timing and place of meetings, as it considers necessary or advisable.

4.	ROLE OF THE CHAIR

The main responsibilities of the Chair are as follows:

(a)
Call and chair all meetings of the Committee. If the Chair is unavailable or unable to attend a meeting of the Committee, then the Chair shall request another Member to chair the meeting, failing which, the acting Chair shall be designated by the Members present at the meeting to chair the meeting;

(b)	Develop the agenda for meetings of the Committee with or without consulting management;

(c)	Hold the right to cast a vote to resolve any ties on matters that require Committee approval;

(d)	Act as the primary contact between the Committee and the External Auditor and management;

(e)	If required, pre-approve the services of the External Auditor services in accordance with the External Audit Services Policy;

(f)	Report to the Board on all meetings and activities of the Committee; and
(g)    Assume other responsibilities as this Charter, the Committee or the Board may specify from time to time.

5.	RESPONSIBILITIES

The Committee shall have the following duties and responsibilities:

A.    Financial Reporting

(1)	Review with management and the External Auditor, and approve and/or recommend for approval by, and report to, the Board, as the case may be, with respect to:

(i)    the annual and quarterly financial statements and the annual and interim CEO and CFO certificates and press releases related thereto, as well as accounting policies, accounting judgements, accruals, estimates, material related party transactions (and in addition, will now pre-approve all related party transactions having a value greater than $1 million) and other relevant matters;

(ii)	the annual and interim Management’s Discussion & Analysis;

(iii)	the Annual Information Form and Annual Report on Form 40-F;

(iv)	all financial information which is to be included in any public disclosure documents, including the Annual Report, prospectuses, and offering memoranda;

(v)    the annual certificate provided by the CEO, the CFO and the Secretary of the Board confirming, among other things, compliance with the Code of Business Conduct and the personal benefits policy and that the Corporation is current with respect to all withholdings and remittances; and

(vi)    the status of any material pending litigation.

B.	External Auditor

(1)        Appointment and Review of External Auditor

(i)	Recommend to the Board the appointment of the External Auditor by the shareholders of the Corporation.

(ii)	Communicate directly with the External Auditor and meet privately with the External Auditor as frequently as the Committee determines is appropriate to fulfil its responsibilities.

(iii)	Obtain annually from the External Auditor a letter of engagement, audit scope presentation and confidentiality letter addressed to the Committee.

(iv)	Obtain annually from the External Auditor confirmation that it is in good standing with the Canadian Public Accountability Board and Public Company Accountability Oversight Board.

(v)
Pre-approve all services to be provided to the Corporation or its Affiliates by the External Auditor, the estimated cost thereof and any change in scope pertaining to an approved service. This responsibility may be exercised by: (i) management, only with respect to audit and audit-related services up to a maximum of $150,000; or (ii) the Chair and, in his or her absence, by any Member, in circumstances where urgent approval is necessary, provided, however, that all such approvals granted outside the regularly scheduled meetings of the Committee shall be ratified by the Committee as soon as practicable. With respect to (i) above, once ratified by the Committee, the limit of $150,000 will be re-established.

(vi)	Oversee the services rendered by the External Auditor.

(vii)	Oversee and assist in the reconciliation of differing opinions and practices between management and the External Auditor regarding financial and other public disclosure reporting.

(viii)	Assess compliance by the External Auditor and management with the External Audit Services Policy.

(ix)	Recommend to the Board for its approval the fees and disbursements for services rendered by the External Auditor.

(x)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the External Auditor and any former external auditor of the Corporation.

(2)    Independence of External Auditor

(i)
Obtain annually from the External Auditor a formal written independence affirmation disclosing all relationships between the External Auditor and its related entities and the Corporation and its Affiliates and engage in a dialogue with the External Auditor if any disclosed relationship or service may impact its objectivity and independence.

(ii)	Confirm that the External Auditor has complied with the rules on rotation of certain members of the audit engagement team.

C.    Internal Audit

The head of the internal audit department shall report directly to the Committee and the Committee shall:

(1)
Review with the head of the internal audit department, the External Auditor and management, the mandate and adequacy of resources of the internal audit department, as well as the internal audit department’s unfettered access to the Committee and the records of the Corporation that are relevant to the matters being audited;

(2)
    Discuss with the head of the internal audit department whether there are any restrictions or limitations in the discharge of his/her responsibilities and, if required, mediate and resolve any outstanding dispute between the internal audit department and management;

(3)	Review, at least quarterly, progress reports of the internal audit department with respect to its activities;

(4)	Review with the External Auditor and management the performance of the internal audit department; and

(5)
Approve any change in the appointment of the head of the internal audit department and any change in the reporting structure of the head of the internal audit department with respect to where the position reports.

D.     Accounting Systems and Internal Controls

Following consultation with the External Auditor and management, determine and report to the Board on the adequacy of the existing internal control framework and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information and periodically assess the adequacy of those procedures.

E.     Other

(1)    Review compliance with required tax remittances and other deductions required by applicable law.

(1)
Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential and anonymous submission of concerns by employees regarding questionable accounting or auditing matters. In connection with this responsibility, management will report regularly to the Committee regarding the operation of the Corporation’s Ethics Hotline.

(2)
Oversee the functioning of the Corporation's ROC and its processes. Notwithstanding the foregoing, the responsibility of establishing and assessing the principal risks of the Corporation and their parameters remains with the Board. A senior manager of the Corporation is responsible for the ROC and provides a presentation, periodically, to the Committee.

(4)	Monitor, and make recommendations to the Board in connection with, emerging trends and regulatory initiatives regarding the Committee’s role and responsibilities.

6.     MEETINGS

(a)	The Committee shall meet at least three times per year and may meet more often if required.

(b)
The Chair of the Board, the CEO, the CFO and the Chief Financial Officer of Sears     Holdings Corporation shall be entitled to attend all meetings of the Committee unless they are requested by the Committee not to do so.

(c)	The quorum necessary for the transaction of business at Committee meetings shall be three Members.

(d)	The Committee may meet in person or by telephone and may pass resolutions in lieu of a meeting, provided such resolutions are signed by every Member.

(e)	The Committee shall hold an in camera session following each meeting with:

(i)	the head of the internal audit department (without management) if internal audit made a presentation at such meeting;

(ii)	the External Auditor (without management);

(iii)	management (without the External Auditor), if deemed appropriate; and

(iv)	Members only.

7.	GENERAL

(a)	The Committee shall have unrestricted access to management and pertinent information and shall be provided with the necessary resources for that purpose.

(b)
The Committee shall have the authority to engage external advisors, as it deems appropriate, to assist the Committee     in the performance of its duties. The Committee shall set the compensation for such external advisor and the Corporation shall cover the costs of such advisors.

(c)	The Committee shall have the authority to delegate, as appropriate, certain of its responsibilities and activities to one or more Members or to a subcommittee of the Committee.

(d)
The Committee shall review and assess the currency and adequacy of this Charter and the External Audit Services Policy on an annual basis and recommend any appropriate changes thereto for approval by the Board. Notwithstanding the foregoing, the Board has the inherent jurisdiction to initiate and approve changes to this Charter and the External Audit Services Policy at any time.

(e)	In conjunction with the regular assessment of Board effectiveness, review and evaluate the Committee’s performance.

SCHEDULE

External Audit Services Policy forming part of the Charter of the
Audit Committee of the Board of Directors of Sears Canada Inc.
(amended and restated as of February 25, 2014)

DEFINITIONS

“Capitalized” terms used herein shall have the meaning set forth in the Charter unless otherwise defined herein.

PURPOSE AND APPLICABILITY

The External Auditor provides annual audit and audit-related services and certain non-audit related services to the Corporation.

The Corporation recognizes the importance of maintaining the independence of its External Auditor and believes that the independence of the External Auditor, both in appearance and in fact, is a shared responsibility involving management, the Audit Committee (the “Committee”) and the External Auditor.

This policy sets out the guidelines and procedures that have been approved by the Committee.

POLICY STATEMENT

Pre-approval

All services provided by the External Auditor, both audit and non-audit, must be pre-approved by the Committee, including the cost thereof and any change in scope pertaining to an approved service. Such pre-approval may be given at any time up to one year in advance of the commencement of the specified services. The authority to pre-approve any such service is vested in the Committee and may also be exercised by: (i) management, only with respect to audit and audit-related services, up to a maximum of $150,000; or (ii) the Chair and, in his or her absence, by any Member in accordance with Section 5 B(1)(v) of the Charter. Notwithstanding the foregoing, in no event may the External Auditor provide services on a contingent fee basis.

Audit and Audit-Related Services

The following audit and audit-related services are provided to the Corporation by the External Auditor:

•	Audit of the Corporation’s financial statements

•	Audit of the Sears Registered Retirement Plan

•	Audit of the Sears Plan for Sharing Profits with Employees

•	Review of the Annual Information Form and Annual Report on Form 40-F

•	Review of the Management Proxy Circular

•	Review of the Annual Reports of the Corporation Quarterly Reviews

•
Accounting consultations and support related to International Financial Reporting Standards (IFRS) and generally accepted accounting principles (including new accounting standards, and non-recurring transactions)

•	Consent letters, comfort letters, reviews of securities filings and similar services that incorporate or include the audited financial statements of the Corporation

•	An opinion on the internal control over financial reporting of the Corporation

Non-Audit Related Services

All permissible non-audit related services provided by the External Auditor must be pre-approved by the Committee. A high proportion of fees for non-audit related services in relation to the External Auditor’s total annual fees could impair or be perceived to impair the External Auditor’s independence as the Corporation’s External Auditor. Fees for the non-audit related services, including but not limited to those listed below, shall not, in the aggregate, exceed fifty percent (50%) of the External Auditor’s total audit and audit-related fees to the Corporation per annum without the pre-approval of the Committee. Moreover, management is responsible for monitoring and reporting to the Committee, periodically, the non-audit related services rendered by the External Auditor and the costs thereof.

•	Tax compliance and planning

•	Control assurance services

•	E-Business application security and controls

•	Operational audits (including assessments of system security and controls and operational and process risks)

•	Strategic assessments of internal audit functions

•	Employee benefit tax consulting

•	International assignment services

•	Acquisition due diligence (excluding business valuation)

Prohibited Services

The provision by the External Auditor to the Corporation of non-audit services, which could impair or be perceived to impair the External Auditor’s independence as the Corporation’s External Auditor are prohibited. This also includes any services which the Canadian Public Accountability Board or the Public Company Accounting Oversight Board determines to be impermissible.

COMMITTEE REVIEW OF SERVICES

Reporting

The Corporation will periodically prepare and the Committee shall review the following:

•	A report summarizing the services, or grouping of related services, provided by the External Auditor during the current fiscal year, on a year to date basis with comparatives for the prior year;

•	A listing of newly pre-approved services since the last regularly scheduled meeting; and

•
An updated projection for the current fiscal year of the estimated annual fees to be paid to the External Auditor, including a listing of anticipated non-audit related services, if the cost thereof is likely to exceed fifty percent (50%) of the total audit and audit-related services fees to the Corporation per annum.

In each year, the following documents shall be delivered by the External Auditor to the Committee:

1.	Engagement Letter (addressed jointly to the Committee and the Chief Financial Officer);

2.	Audit Scope Presentations (addressed to the Committee);

3.	Independence Letter (addressed to the Committee); and

4.	Confidentiality Letter issued by the Corporation and accepted by the External Auditor.

Disclosure

All fees paid to the External Auditor shall be disclosed in the Corporation’s annual proxy statement in accordance with applicable securities laws.

EFFECTIVE DATE

This policy first came into force on April 12, 2002.